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                               May 15, 2023

       Steven Arenal
       Chief Executive Officer
       Lucent, Inc.
       1633 East Fourth Street
       Suite 148
       Santa Ana, CA 92701

                                                        Re: Lucent, Inc.
                                                            Amendment No. 5 to
Form 10
                                                            Filed May 3, 2023
                                                            File No. 000-56509

       Dear Steven Arenal:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 5 to Form 10 filed May 3, 2023

       Item 1. Description of Business, page 1

   1. We partially reissue comment 1. Please revise the discussion of the prior failure to file periodic reports to
clearly disclose that the potential actions relate to the risk that the company may again fail
to file periodic reports going forward. Lastly, as previously requested, please
revise the risk factor subheading on page 6 to make it clear the risk relates to the
company's failure to file required periodic reports.
 Steven Arenal
Lucent, Inc.
May 15, 2023
Page 2
Risk Factors
Future success is highly dependent on the ability of our management ..., page 6

2. We note your response to comment 2 and reissue in part. Please revise to specifically address the conflicts of interest related to having two competing shell companies, including conflicts in identifying a target business and allocating time and resources of management. For example only, please discuss how a business opportunity may come available that is appropriate for more than one entity, and it may be allocated to the other entity, thus depriving investors of the investment. Further, please clarify that another opportunity might not come along and the impact that could have on your operations and your investors. Lastly, please provide a separate conflicts of interest section, and discuss whether you have a policy regarding conflicts of interest.
General

3. Please file the required quarterly report for the quarter ended February 28, 2023.
       Reference is made to Exchange Act Rules 13a-13 and 15d-13.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                              Sincerely,
FirstName LastNameSteven Arenal
                                                              Division of
Corporation Finance
Comapany NameLucent, Inc.
                                                              Office of Real
Estate & Construction
May 15, 2023 Page 2
cc:       Byron Thomas, Esq.
FirstName LastName